SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE TO

                               (Amendment No. 7)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                           MAXWELL SHOE COMPANY INC.
                      (Name of Subject Company (Issuer))

                             MSC ACQUISITION CORP.
                           JONES APPAREL GROUP, INC.
                     (Names of Filing Persons -- Offerors)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   577766108
                     (CUSIP Number of Class of Securities)

                              IRA M. DANSKY, ESQ.
                           JONES APPAREL GROUP, INC.
                                 1411 BROADWAY
                           NEW YORK, NEW YORK 10018
                           TELEPHONE: (212) 536-9526

                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                  Copies to:

                            SCOTT A. BARSHAY, ESQ.
                          CRAVATH, SWAINE & MOORE LLP
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 474-1000

                                  Schedule TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 23, 2004 (as previously amended, the "Schedule TO"), relating to the offer by MSC Acquisition Corp., a New York corporation ("Purchaser") and an indirect wholly owned subsidiary of Jones Apparel Group, Inc., a Pennsylvania corporation ("Jones"), to purchase (1) all issued and outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of Maxwell Shoe Company Inc., a Delaware corporation ("Maxwell"), and (2) unless and until validly redeemed by Maxwell's Board of Directors, the associated rights to purchase shares of Series A Junior Participating Preferred Stock of Maxwell (the "Rights") issued pursuant to the Rights Agreement, dated as of November 2, 1998 (as amended from time to time, the "Rights Agreement"), by and between Maxwell and EquiServe Trust Company, N.A., as Rights Agent, at a price of $20.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated March 23, 2004, as amended, and in the related Letter of Transmittal. Unless the context otherwise requires, all references herein to the "Shares" shall be deemed to include the associated Rights, and all references herein to the "Rights" shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEM 11.  ADDITIONAL INFORMATION.

          On April 20, 2004, Jones and Purchaser dismissed without prejudice certain claims from their March 31, 2004 complaint filed in the Court of Chancery of the State of Delaware, including the claims seeking a declaratory judgment from the Court that Maxwell's directors had breached a fiduciary duty in setting the March 25, 2004 record date. A copy of the Stipulation Regarding Dismissal of Claims is filed as Exhibit (a)(5)(F) hereto and is incorporated by reference.

          Jones and Purchaser, however, have not dismissed their claim that the setting of the March 25, 2004 record date by Maxwell violated Maxwell's Amended and Restated Certificate of Incorporation and continues to seek a declaratory judgment from the Court to such effect.

          Purchaser also dismissed without prejudice its March 30, 2004 claim filed in the Court of Chancery of the State of Delaware to compel Maxwell to make certain books and records related to setting the record date of March 25, 2004 available to Purchaser pursuant to Section 220 of the Delaware General Corporation Law. Since Maxwell stated to the Court that no signed written consent had been delivered to Maxwell, Purchaser no longer required inspection of such books and records related to the March 25, 2004 record date. A copy of the Stipulation of Dismissal is filed as Exhibit (a)(5)(G) hereto and is incorporated by reference.

ITEM 12. EXHIBITS.

         (a)(5)(F) Stipulation Regarding Dismissal of Claims among Jones Apparel Group, Inc., MSC Acquisition Corp. and Maxwell Shoe Company Inc., dated April 20, 2004.

         (a)(5)(G) Stipulation of Dismissal between MSC Acquisition Corp. and Maxwell Shoe Company Inc., dated April 20, 2004.

                                   SIGNATURE


          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of April 21, 2004 that the information set forth in this statement is true, complete and correct.


                                     MSC ACQUISITION CORP.,

                                     By:    /s/ Wesley R. Card
                                            ------------------------------------
                                            Name:  Wesley R. Card
                                            Title: Chief Financial Officer and
                                                   Treasurer

                                     JONES APPAREL GROUP, INC.,

                                     By:    /s/ Wesley R. Card
                                            ------------------------------------
                                            Name:  Wesley R. Card
                                            Title: Chief Operating and Financial
                                                   Officer

EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION

(a)(5)(F) Stipulation Regarding Dismissal of Claims among Jones Apparel Group, Inc., MSC Acquisition Corp. and Maxwell Shoe Company Inc., dated April 20, 2004.

(a)(5)(G) Stipulation of Dismissal between MSC Acquisition Corp. and Maxwell Shoe Company Inc., dated April 20, 2004.